Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

ADURO BIOTECH, INC.,

a Delaware corporation

In accordance with a resolution approved by the Board of Directors of Aduro Biotech, Inc., a Delaware corporation (the “Company”), on July 16, 2020, the bylaws of the Company (the “Bylaws”) are hereby amended as follows:

1. Article XV shall be amended and restated in its entirety to read as follows:

“ARTICLE XV

FORUM FOR ADJUDICATION OF DISPUTES

Section 48. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, or (4) any action asserting a claim governed by the internal affairs doctrine, and (b) subject to the preceding provisions of this Section 48, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 48.”

Except as aforesaid, the Bylaws shall remain in full force and effect.

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